Exhibit 99.3

NEWS RELEASE

Wolseley announces the proposed acquisition of
Pinault Bois & Matériaux for €565 million (£390 million)

Offer for PBM

Wolseley plc announced today that one of its wholly owned subsidiaries has made an offer, conditional upon approval of the appropriate competition authorities, for Pinault Bois & Matériaux (“PBM”) for a cash consideration of €565 million (£390 million), including net debt acquired. The offer, which is recommended by PBM’s parent company, Pinault-Printemps-Redoute, is to be submitted to PBM’s workers’ councils by 30 April 2003. The acquisition will be financed from Wolseley’s existing resources.

The PBM business

PBM is the second largest heavyside distributor in France with a market share of just over 8% on a national basis. Approximately 85% of PBM’s business relates to the distribution of building materials and 15% to the importation and distribution of timber. For the year ended 31 December 2002, PBM reported sales of €1.3 billion (£897 million) and operating profit, before goodwill amortisation, of €72.3 million (£49.9 million). Net assets, excluding debt, at that date were €349.7 million (£241.1 million). It operates from approximately 300 locations in France, including 22 timber import and processing units and has approximately 5,300 employees.

Management

Wolseley will appoint Jacques-Régis Descours, to have overall responsibility for the PBM business, in addition to his existing responsibility as Chief Executive of Brossette, Wolseley’s existing French business. The key operational management of PBM will stay with the business and join the Wolseley group.

Acquisition strategy

The acquisition of PBM is in line with Wolseley’s strategy of wider expansion of its continental European operations into heavyside, spares and industrial commercial markets, based on the success of the UK model. France is the second largest construction market in Europe with an estimated annual construction spend of €147 billion compared to the estimated UK spend of €125 billion.

Acquisition benefits

Wolseley believes that there will be significant opportunities for creating synergies between PBM and Brossette, which is the leading lightside distributor in France, as well as between PBM and Wolseley’s other building materials businesses in the UK and the USA. Growth in the PBM business will be achieved by a combination of organic growth and acquisitions, particularly in the south eastern part of France where PBM is not well represented. Benefits are expected to be generated from diversification by product, by customer and by geography and from the use in both PBM and Brossette of the ‘branch within a branch’ concept which has been so successful in the UK.

Under the ‘branch within a branch’ concept in the UK, additional sales have been generated at low incremental cost from existing floor space by the installation of trade counters from one business stream into another; for example, a Hire Center counter into a Builder Center or an HRPC spares counter into a Plumb Center. This concept facilitates cross selling a wider product range to existing customers and helps attract new customers for the existing business stream.

Additional benefits are expected in PBM from the introduction of increased marketing focus adopted in the UK heavyside business which has enabled Builder Center to significantly improve both its gross and net margins over the last few years through expansion of the customer base and product range together with improved purchasing leverage.

Financial effects of acquisition

The PBM acquisition will be earnings enhancing from the outset. One off acquisition integration costs of €5m are expected to be incurred.

The return on capital on PBM in the first full year of trading is expected to be in excess of Wolseley’s current weighted average cost of capital. Within three years, the return is expected to be in excess of the return of 16.7% achieved by the Wolseley group for the year ended 31 July 2002.

Wolseley’s financial position remains strong. The acquisition of PBM represents only 18 months free cash flow based on free cash flow for the year ended 31 July 2002 of £248 million. The acquisition of PBM will take Wolseley’s gearing to approximately 56% with pro-forma interest cover (after goodwill amortisation) in excess of 11 times.

This will be Wolseley’s 16th acquisition this year, taking total acquisition spend in the current financial year to £462m.

The segmental split of this acquisition spend will be as follows:

Division	No. of Acquisitions	Spend £ million

European Distribution	9	411

US Building Materials Distribution	2	34

North American Plumbing & Heating Distribution	5	17

TOTAL	16	462

Charles Banks, Group Chief Executive of Wolseley said:

“We are delighted to announce this offer which is in line with our strategy to expand our operations in continental Europe. It would be a substantial acquisition for Wolseley and would add significant weight to our European presence. We believe that PBM will complement our existing French operations and provides an opportunity to create synergies as well as a platform for further organic growth.

We look forward to welcoming the PBM management and employees into the Wolseley group and to driving the business forward together.”

Note: An exchange rate of £1 = €1.45 has been used throughout this announcement.

Contacts
Wolseley plc
Steve Webster, Group Finance Director	Tel: + 44 118 929 8700

Brunswick
Sophie Fitton (London)	Tel: + 44 20 7404 5959
Andrew Fenwick (London)	Tel: + 44 20 7404 5959
Caroline Roberts-West (Paris)	Tel: + 33 1 5396 8385

Details of Analysts’ Conference Call
There will be an analyst conference call today at 11.30 am (BST):
Dial in number:	+44 20 8515 2331
Chairperson:	Charlie Banks

The call will be recorded and available for playback for 24 hours from 1.30 pm today, on the following numbers:

Replay dial-in number:	+44 20 8797 2499
Replay access code:	896946#

Advisors
Wolseley has been advised by UBS Warburg on this transaction.

Notes to Editors

Wolseley is the world’s largest distributor of plumbing and heating equipment and a market leading distributor of building materials in the UK and USA to professional contractors. Group sales for the year ended 31 July 2002 were approximately £8 billion and operating profit, before goodwill, was £464 million.

In the UK, Wolseley Centers is the leading plumbing and heating distributor with nearly 1,300 locations. It is also a leading distributor of heavyside building materials in the UK. In the year to 31 July 2002, it reported sales of £1.7 billion, an increase of 8.7% on the prior year. It has approximately 9,700 employees. It trades through four divisions, which are shown below with the principal brand names:

Division	Brand names
Lightside	Plumb Center, Drainage Center, Broughton Crangrove, Heatmerchants, Just Bathrooms
Heavyside	Builder Center, Hire Center, Timber Center
Commercial and Industrial	Pipeline Center, Controls Center, NRS, Capper Plastics
Spares	HRPC, Wash-Vac Services, Hastings Catering, Unifix

In France, Brossette is the only national distributor of plumbing and heating equipment and is the market leader with over 406 locations. In the year to 31 July 2002 it reported sales of €875 million (£603 million). It has approximately 3,300 employees.

END